UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002

DIALOG SEMICONDUCTOR PLC
(Translation of registrant’s name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F__X__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No__X__

(If “ Yes”is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.)

Part 1 Press Release of Dialog Semiconductor Plc dated October 23, 2002 on financial performance in the third quarter of 2002

Part 2 Interim Report as of September 30, 2002

Item 1 Operating and Financial Review

Item 2 Unaudited Interim Consolidated Financial Statements

Independent Auditors' Review Report

Interim Consolidated Statements of Operations for the three and nine months ended September 30, 2002 and 2001

Interim Consolidated Balance Sheets

Interim Consolidated Statements of Cash Flows

Interim Consolidated Statements of Changes in Shareholders' Equity

Notes to the Interim Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC
Date October 23, 2002	By /s/ ROLAND PUDELKO
Roland Pudelko Executive Director, CEO and President

For immediate release!	October 23, 2002

Dialog Semiconductor reports third quarter results for 2002

  Revenues up 5% on Q2 at EUR 17.9 million

  Cash at EUR 35.7 million

  Production ramp up for next generation mobile phones

  Further ESM recovery of EUR 2.7 million

Kirchheim/Teck-Nabern, October 23, 2002 –Dialog Semiconductor Plc (Nasdaq & Nasdaq Europe: DLGS, Neuer Markt: DLG), today reported sales of EUR 17.9 million in the third quarter of 2002. The increase of 5% compared to Q2 (EUR 17.1 million) is mainly due to the successful production ramp up of two new products incorporated into next generation mobile phones. Gross margin, R & D and other operational expenses are at a similar level to the previous quarter. Net loss was EUR 2.5 million (Q2-2002: net loss of EUR 4.1 million) after taking into account a further recovery of EUR 2.7 million from ESM, resulting in a loss per share of EUR 0.06 (Q2-2002: EUR 0.09) for the quarter.

Although sales showed a small increase over Q2, revenues continue to reflect the difficult market conditions in the semiconductor and wireless industries. Innovative new features for mobile phones such as multimedia messaging (MMS), cameras and color screens are now expected to impact the mass market later than was originally anticipated. Dialog’s strategic R & D programs will deliver several new standard components in the coming months which should result in volume products being shipped during 2003. The new products from Dialog will include digital camera modules for embedding in mobile phones and PDAs (personal digital assistants). These products for the wireless market build on Dialog’s experience in developing an accessory camera module for the present generation mobile phones and on the knowledge base of the unique CMOS image sensing business recently acquired from Sarnoff Corporation.

The Company's Interim Report as of September 30, 2002 is available at www.dialog-semiconductor.com. Its SEC filing (the full quarterly report on Form 6-K) can be viewed on the NASDAQ website www.nasdaq.com as well as on the NASDAQ Europe website www.nasdaqeurope.com.

Dialog Semiconductor Plc —Selected Financial Data

(in thousands of €, except per share, equity ratio and employee data)	Three months ended September 30, 2002 (unaudited)	Three months ended September 30, 2002 (unaudited)	Year ended December 31, 2001
Earnings data
Revenues	17,903	20,662	100,519
EBITDA	(3,095)	(952)	3,493
EBIT (operating loss)	(6,817)	(4,906)	(23,199)
Research and development	(8,574)	(7,830)	(31,256)
Net loss	(2,459)	(3,669)	(41,679)
Cash flow from operations	(4,112)	4,118	15,139
Balance Sheet data
Cash and cash equivalents	35,732	13,472	32,626
Shareholders’ equity	151,893	186,996	157,706
Equity ratio in %	88.1	91.1	88.4
Total assets	172,479	205,161	178,443
Capital expenditure	749	341	3,157
Share data
Basic loss per share	(0.06)	(0.08)	(0.95)
Number of shares issued (in thousands, period end)	44,069	44,069	44,069
Other data
Employees (period end)	286	287	287

Investor Relations

Corporate Calendar

February 26, 2003

Annual Press and Analysts Conference on

Financial Year 2002

April 30, 2003

Release of first quarter results

May 15, 2003

Annual shareholders’meeting

July 23, 2003

Release of second quarter results

October 22, 2003

Release of third quarter results

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies mixed signal component and system level solutions for wireless communications, automotive and industrial applications. Dialog’s innovative products developed in 100% CMOS are used by major OEMs (original equipment manufacturers) across the world. The company focuses on high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Sweden, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges and included in the Nemax50 since December 27, 2001.

D I S C L A I M E R

This press release contains “ forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “ believes”, “ intends”, “ expects”and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Straße 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com

Part 2: Interim Report as of September 30, 2002

Operating and Financial Review

Forward-looking statements

The interim report contains “ forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “ believes”, “ intends”, “ expects”and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of general economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements. Results for interim periods are not necessarily indicative of results for the full fiscal year or any future periods.

Nine months ended September 30, 2002 compared to nine months ended September 30, 2001

(In thousands of €)	Nine months ended September 30, 2002 (unaudited)%		Nine months ended September 30, 2001 (unaudited)%		Change %
Revenues	54,017	100.0	76,763	100.0	(29.6)
Cost of sales	(38,860)	(71.9)	(63,364)	(82.5)	(38.7)
Gross margin	15,157	28.1	13,399	17.5	13.1
Selling and marketing expenses	(3,042)	(5.7)	(3,175)	(4.2)	(4.2)
General and administrative expenses	(4,554)	(8.5)	(4,174)	(5.4)	9.1
Research and development	(25,187)	(46.6)	(22,881)	(29.8)	10.1
Amortization of goodwill and intangible assets	(1,431)	(2.6)	(2,420)	(3.2)	(40.9)
Operating loss (EBIT)	(19,057)	(35.3)	(19,251)	(25.1)	(1.0)
Interest income, net	878	1.6	748	1.0	17.4
Foreign currency exchange gains and losses, net	(496)	(0.9)	175	0.2	(383.4)
Recovery of investment	9,887	18.3	—	—	—
Result before income taxes	(8,788)	(16.3)	(18,328)	(23.9)	(52.1)
Income taxes	3,126	5.8	6,193	8.1	(49.5)
Net loss	(5,662)	(10.5)	(12,135)	(15.8)	(53.3)

Revenues

Revenues were € 76.8 million for the nine months ended September 30, 2001 compared with € 54.0 million for the corresponding period in the current year. The decrease in revenues is primarily due to lower sales volumes resulting from a continued decline in demand for mobile communications products. Revenues in the wireless communications business sector accounted for € 59.1 million or 77% of total revenues for the nine months ended September 30, 2001 compared with € 38.7 million or 72% of total revenues for the corresponding period in the current year. Revenues from our industrial applications business sector were € 9.0 million or 17% of total revenues in the first nine months of 2002, a decline of € 1.7 million when compared to the € 10.7 million for the comparable period in 2001. The decrease in revenues is primarily due to lower sales volumes resulting from some products reaching the end of their lifecycle. Revenues from our automotive applications business sector accounted for € 4.4  million and € 4.5 million, representing 6% and 8% of total revenues in the first nine months of 2001 and 2002, respectively. Revenues from our wireline communication applications were € 1.8 million or 3% of total revenues in the first nine months of 2002, a decline of € 0.8 million when compared to the € 2.6 million during the same period in 2001.

Cost of Sales

Cost of sales consist of the costs of outsourcing production and assembly, personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales decreased from € 63.4 million for the nine months ended September 30, 2001 to € 38.9 million for the nine months ended September 30, 2002 in line with decreased production volumes. Also, cost of sales in the nine months ended September 2001 includes a provision for excess inventory of € 10.7 million which was not repeated in the comparable period in 2002. As a result of lower production volume our internal testing operation has been running at a reduced utilization level, which in turn has increased per unit production costs in the first nine months ended September 2002. The gross margin increased from 17.5% of revenues for the nine months ended September 30, 2001 to 28.1% of revenues for the corresponding period in the current year. Excluding the provision for excess inventory, the gross margin was 31.4% for the first nine months ended September 30, 2001. The increase in per unit production costs was the primary factor contributing to the decline in our gross margin from 31.4% of revenues for the nine months ended September 30, 2001 (excluding the provision for excess inventory) to 28.1% of revenues for the corresponding period in the current year. We have identified certain slow moving inventory that we are now actively trying to liquidate. We expect that we will be able to recover the carrying value of this inventory. If our efforts to liquidate this inventory in the near term prove to be unsuccessful or if we subsequently determine that we will not be able to recover at least its carrying value, an additional provision for excess of inventory of up to € 2 million may be necessary.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses and costs associated with advertising and other marketing activities. Selling and marketing expenses decreased from € 3.2 million for the nine months ended September 30, 2001 to € 3.0 million for the same period in the current year, in line with decreased sales volumes. As a percentage of total revenues, selling and marketing expenses increased from 4.2% to 5.7% due to the proportionately lower revenue base.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses increased from € 4.2 million for the nine months ended September 30, 2001 to € 4.6 million for the nine months ended September 30, 2002, primarily resulting from legal fees incurred in connection with the acquisition of the CMOS imaging technology. See note 4 to the Interim Consolidated Financial Statements for further information. As a percentage of total revenues, general and administrative expenses increased from 5.4% to 8.5% due to the absolute increase in expenses described above and the proportionately lower revenue base.

Research and Development

Research and development expenses increased 10.1% from € 22.9 million for the nine months ended September 30, 2001 to € 25.2 million for the nine months ended September 30, 2002. The absolute increase in research and development expenses was due to costs incurred in assisting key customers in the development of new products for them and costs incurred in our own strategic research and development program. In addition, we incurred € 0.8 million of development costs for imaging sensors to be completed in the first quarter 2003 (total costs are estimated to be € 1.7 million). See note 4 to the Interim Consolidated Financial Statements for further information. Research and development expenses increased from 29.8% to 46.6% as a percentage of total revenues, resulting both from the absolute increase in research and development costs described above and the proportionately lower revenue base. We expect continued demand from key customers for us to assist in the development of new products for them. Our ability to generate long term revenues from our research and development programs depends on customers accepting our designs and implementing them in large scale production.

Amortization of Goodwill and Intangible Assets

Amortization expense for the nine months ended September 30, 2001 was € 2.4 million (of which € 1.0 million related to goodwill and assembled workforce ( a value was previously assigned to an assembled workforce intangible asset, which represented the cost at that time to hire and train a replacement workforce) as compared to € 1.4 million for the nine months ended September 30, 2002. As discussed in Note 2 to the Interim Consolidated Financial Statements, we adopted a new accounting principle effective January 1, 2002 that requires goodwill no longer be amortized. Instead, we are required to evaluate the recoverability of goodwill on an annual basis and record a charge to earnings if and when we consider recoverability impaired. Amortization expense for intangible assets primarily include amortization of capitalized costs related to ASIC design software, a 16 bit microprocessor core and other intangible assets.

Operating Loss

We reported an operating loss of € 19.3 million for the nine months ended September 30, 2001 compared with an operating loss of € 19.1 million for the nine months ended September 30, 2002. Our operating loss for the first nine months of 2001 included a provision for excess inventory of 10.7 million. Excluding the effect of that provision, our operating loss for the first nine months of 2002 would have increased by € 10.5 million compared with the prior period. Lower sales volumes in the first nine months of 2002 and higher research and development expenses during the period contributed to that increase in the operating loss.

Interest Income, net

Interest income, net from the Company’s investments (primarily short-term deposits) was € 0.7 million for the nine months ended September 30, 2001 and € 0.9 million for the same period in the current year, reflecting higher cash balances in the 2002 period.

Foreign Currency Exchange Gains and Losses

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end remeasurement of foreign currency denominated receivables and payables into Euro. A foreign currency exchange gain, net of € 0.2 million was recorded for the nine months ended September 30, 2001 compared to a foreign currency loss of € 0.5 for the nine months ended September 30, 2002. This decrease was due to the remeasurement of our outstanding US Dollar cash and receivable balances, which resulted in a foreign exchange gain in the first nine months 2001, as the value of the Dollar against the Euro increased during this period, and resulted in a loss for the same period in the current year, as the value of the Dollar against the Euro decreased.

Recovery of Investments

In the fourth quarter of 2001, we determined that our ability to recover the full amount of our investments in silicon supplier ESM was impaired. Accordingly we wrote off our investments in ESM. In March 2002, ESM was acquired by International Rectifier. As a result, we were able to recover a portion (€ 9.9 million) of our total investment in ESM.

Income Taxes

The income tax benefit was € 6.2 million for the nine months ended September 30, 2001 and € 3.1 million for the nine months ended September 30, 2002, representing an effective income tax rate of 36.0% (before amortization of goodwill and other intangible assets) in both periods.

Liquidity and Capital Resources

Our primary sources of liquidity during the nine months ended September 30, 2002 was the cash received from the recovery of a portion of our investments in ESM due to the acquisition by International Rectifier of the ESM business. We expect that our principle source of liquidity will be net cash generated from operations. At September 30, 2002 we had € 35.7 million in cash and cash equivalents. Cash and cash equivalents increased from € 32.6 million at December 31, 2001 to € 35.7 million at September 30, 2002 primarily as a result of the ESM recovery in the amount of € 9.9 million net of capital expenditures and changes in working capital.

If necessary we have a short-term credit facility of € 12.8 million that bears interest at a rate of EURIBOR + 0.75% per annum. At September 30, 2002 we had no amounts outstanding under this facility.

Cash Flows

Cash used for operating activities was € 4.3 million for the nine months ended September 30, 2001. Excluding advance payments to secure silicon capacity of € 10.6 million, cash provided by operating activities was € 6.3 million for the nine months ended September 30, 2001 compared with cash used for operating activities of € 2.6 million for the nine months ended September 30, 2002. Cash used for operating activities for the nine months ended September 30, 2002 has decreased in line with reduced business volumes if compared with cash provided by operating activities for the nine months ended September 30, 2001 excluding the advance payments.

Cash used for investing activities was € 12.2 million for the nine months ended September 30, 2001 compared with cash provided by investing activities of € 5.7 million for the nine months ended September 30, 2002. Cash used for investing activities for the nine months ended September 30, 2001 consisted mostly of the purchase of EDP equipment, test equipment and tooling (masks) of € 3.3 million and an additional capital contribution and loan to ESM of € 8.6 million. Cash provided by investing activities in the nine month period ended September 30, 2002, reflects primarily the payment we received in connection with the recovery of a portion of our ESM investment of € 9.9 million net of the cash paid for the purchase of test equipment, tooling (masks) and EDP equipment of € 2.5 million and the cash paid for the first installment of the CMOS imaging technology acquired of € 1.5 million. See note 4 to the Interim Consolidated Financial Statements for further information.

Independent Auditors' Review Report

To the Board of Directors

Dialog Semiconductor Plc:

We have reviewed the condensed consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of September 30, 2002, and the related condensed consolidated statements of operations and cash flows for the three-month and nine-month periods ended September 30, 2002 and 2001, and the related condensed consolidated statements of shareholders’equity for the nine-month period ended September 30, 2002 and 2001. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

As discussed in note 2 to the condensed consolidated financial statements, in 2002 Dialog Semiconductor Plc adopted Statement of Financial Accounting Standards No. 142 “ Goodwill and Intangible Assets”.

We have previously audited, in accordance with generally accepted auditing standards in the United States of America, the consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended; and in our report dated February 20, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Stuttgart, October 22, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Held	Kiechle
Wirtschaftsprüfer	Wirtschaftsprüfer

Consolidated Financial Statements

Interim Consolidated Statements of Operations

(in thousands of €, except per share data)	Notes	Three months ended September 30, 2002 (unaudited)	Three months ended September 30, 2001 (unaudited)	Nine months ended September 30, 2002 (unaudited)	Nine months ended September 30, 2001 (unaudited)
Revenues	5	17,903	20,662	54,017	76,763
Cost of sales		(12,910)	(14,723)	(38,860)	(63,364)
Gross margin		4,993	5,939	15,157	13,399
Selling and marketing expenses		(1,153)	(872)	(3,042)	(3,175)
General and administrative expenses		(1,543)	(1,326)	(4,554)	(4,174)
Research and development		(8,574)	(7,830)	(25,187)	(22,881)
Amortization of goodwill and intangible assets	2, 4	(540)	(817)	(1,431)	(2,420)
Operating loss		(6,817)	(4,906)	(19,057)	(19,251)
Interest income, net		271	474	878	748
Foreign currency exchange gains and losses, net		49	(1,089)	(496)	175
Recovery of investment	6	2,675	—	9,887	—
Result before income taxes		(3,822)	(5,521)	(8,788)	(18,328)
Income tax benefit		1,363	1,852	3,126	6,193
Net loss	4	(2,459)	(3,669)	(5,662)	(12,135)
Loss per share	4
Basic loss per share		(0.06)	(0.08)	(0.13)	(0.28)
Diluted loss per share		(0.06)	(0.08)	(0.13)	(0.28)
Weighted average number of shares outstanding (in thousands)
Basic		43,908	43,831	43,877	43,767
Diluted		43,908	43,831	43,877	43,767

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Balance Sheets

(in thousands of €)	Notes	At Sep. 30, 2002 (unaudited)	At December 31, 2001

ASSETS
Cash and cash equivalents		35,732	32,626
Trade accounts receivable, net		11,984	16,489
Inventories	3	17,031	17,152
Deferred taxes		65	23
Prepaid expenses		3,231	1,107
Other current assets		1,575	830
Total current assets		69,618	68,227
Property, plant and equipment, net		29,647	36,940
Intangible assets	4	7,144	5,701
Goodwill	4	11,786	11,403
Loans		20,750	22,974
Deferred taxes		26,920	24,684
Prepaid expenses		6,614	8,514
TOTAL ASSETS		172,479	178,443

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		10,518	8,273
Accrued expenses		4,410	5,071
Income taxes payable		916	1,437
Deferred taxes		685	1,266
Other current liabilities		1,493	1,786
Total current liabilities		18,022	17,833
Deferred taxes		2,564	2,904
Total liabilities		20,586	20,737
Ordinary Shares		6,737	6,737
Additional paid-in capital		168,825	168,788
Accumulated deficit		(23,099)	(17,437)
Currency translation adjustment		(403)	(270)
Derivative financial instruments		(118)	(42)
Employee stock purchase plan shares		(49)	(70)
Net Shareholders’ equity		151,893	157,706
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		172,479	178,443

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Statements of Cash Flows

(In thousands of €)	Three months ended September 30, 2002 (unaudited)	Three months ended September 30, 2001 (unaudited)	Nine months ended September 30, 2002 (unaudited)	Nine months ended September 30, 2001 (unaudited)
Cash flows from operating activities:
Net loss	(2,459)	(3,669)	(5,662)	(12,135)
Adjustments to reconcile net loss to net cash
provided by (used for) operating activities:
Recovery of investment	(2,675)	—	(9,887)	—
Depreciation of property, plant and equipment	3,182	3,137	9,631	9,530
Amortization of goodwill and intangible assets	540	817	1,431	2,420
Provision for inventory	—	—	—	10,689
Change in deferred taxes	(1,475)	(7,674)	(3,164)	(6,615)
Changes in current assets and liabilities:
Trade accounts receivable	(537)	4,506	4,503	22,667
Inventories	(3,312)	5,621	121	7,246
Prepaid expenses	(255)	255	(223)	(9,183)
Trade accounts payable	3,720	(5,165)	2,249	(22,963)
Other assets and liabilities	(841)	6,290	(1,564)	(5,917)
Cash provided by (used for) operating activities	(4,112)	4,118	(2,565)	(4,261)
Cash flows from investing activities:
Recovery of investment	2,675	—	9,887	—
Purchases of property, plant and equipment	(749)	(341)	(2,442)	(2,665)
Purchases of intangible assets	(209)	(37)	(1,770)	(596)
Investments and deposits made	(12)	9	(16)	(8,897)
Cash provided by (used for) investing activities	1,705	(369)	5,659	(12,158)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	(6)	—	(6)
Sale of employee stock purchase plan shares	32	31	58	59
Cash provided by financing activities	32	25	58	53
Cash provided by (used for) operating, investing and financing activities	(2,375)	3,774	3,152	(16,366)
Effect of foreign exchange rate changes on cash and cash equivalents	15	(170)	(46)	(41)
Net increase (decrease) in cash and cash equivalents	(2,360)	3,604	3,106	(16,407)
Cash and cash equivalents at beginning of period	38,092	9,868	32,626	29,879
Cash and cash equivalents at end of period	35,732	13,472	35,732	13,472

Non-cash transaction —See note 4

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Statements of Shareholders’Equity

(In thousands of €)				Accumulated other comprehensive income (loss)
	Ordinary Shares	Additional paid-incapital	Retained earnings (accumulateddeficit)	Currency translation adjustment	Derivative financial instruments	Employee stock purchase plan shares	Total
Balance at December 31, 2000	6,737	168,776	24,242	(440)	—	(121)	199,194
Cost of issuance of shares in 2000	—	(6)	—	—	—	—	(6)
Net loss	—	—	(12,135)	—	—	—	(12,135)
Other comprehensive income	—	—	—	(117)	1	—	(116)
Total comprehensive income (loss)	—	—	(12,135)	(117)	1	—	(12,251)
Sale of employee stock purchase plan shares	—	13	—	—	—	46	59
Balance at September 30, 2001	6,737	168,783	12,107	(557)	1	(75)	186,996
(In thousands of €)				Accumulated other comprehensive income (loss)

						Employee
		Additional paid-in capital		Currency	Derivative	stock
	Ordinary Shares		Accumulated deficit	translation	financial	purchase
				adjustment	instruments	plan shares	Total

Balance at December 31, 2001	6,737	168,788	(17,437)	(270)	(42)	(70)	157,706
Net loss	—	—	(5,662)	—	—	—	(5,662)
Other comprehensive loss	—	—	—	(133)	(76)	—	(209)
Total comprehensive loss	—	—	(5,662)	(133)	(76)	—	(5,871)
Sale of employee stock purchase plan shares	—	37	—	—	—	21	58
Balance at September 30, 2002	6,737	168,825	(23,099)	(403)	(118)	(49)	151,893

The accompanying notes are an integral part of these Consolidated Financial Statements

Notes to the Interim Consolidated Financial Statements (Unaudited)

(In thousands of €, unless otherwise stated)

1. Description of Business

Dialog Semiconductor Plc (" Dialog" or the " Company") develops and supplies mixed signal and system level solutions for wireless communications and automotive applications. Dialog’s products are used by major original equipment manufacturers across the world. Once developed the Company contracts with manufacturers for production of the chips.

The Company derives a substantial portion of its revenues from a relatively small number of wireless communication manufacturers. Sales to the Company’s current largest customer accounted for 48% of total revenues for the nine-month period ended September 30, 2002. The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain an adequate supply of sub-micron wafers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America on a basis which reflects the interim consolidated financial statements of the Company. The interim consolidated financial statements have been prepared without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the Company’s December 31, 2001 consolidated financial statements and the notes thereto.

The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year ending December 31, 2002.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Certain prior year balances have been reclassified to conform with current year presentation.

Recent Accounting Pronouncements

On July 1, 2001 the Company adopted Statement No. 141 of Financial Accounting Standards (“ SFAS”), Business Combinations, and on January 1, 2002 the Company adopted SFAS 142, Goodwill and Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. See note 4 for information on SFAS 142 disclosure.

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. The Company will adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 is not expected to have a material impact on the Company’s financial statements.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off, be considered held and used until it is disposed of. However, SFAS 144 requires the depreciable life of an asset to be abandoned be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The Company adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 had no impact on the Company’s interim condensed consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 rescinds SFAS No. 4, Reporting of Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds SFAS 44, Accounting for Intangible Assets of Motor Carriers. SFAS 145 amends SFAS 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, to clarify meanings, or describe their applicability under changed conditions. The Company expects to adopt SFAS 145 effective January 1, 2003. The adoption of SFAS 145 is not expected to have a material impact on the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144. SFAS 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (included Certain Costs Incurred in a Restructuring). The principal difference between SFAS 146 and EITF Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. The Company expects to adopt SFAS 146 effective January 1, 2003. The adoption of SFAS 146 is not expected to have a material impact on the Company’s financial statements

3. Inventories

Inventories consisted of the following at September 30, 2002 and December 31, 2001:

	At Sep. 30, 2002 (unaudited)	At December 31, 2001
Raw materials	7,167	7,358
Work-in-process	5,760	4,838
Finished goods	4,104	4,956
	17,031	17,152

The Company has identified and is actively trying to liquidate certain slow moving inventory. Dialog expects to be able to recover the carrying value of this inventory. If the efforts to liquidate this inventory in the near term prove to be unsuccessful or if the Company subsequently determines that it will not be able to recover at least the carrying value, an additional provision for excess of inventory of up to € 2 million may be necessary.

4. Intangible Assets and Goodwill

Acquisition of CMOS imaging technology

On June 30, 2002 the Company acquired the CMOS imaging technology and associated CMOS Active Pixel Sensor (APS) patent portfolio from Sarnoff Corporation, a research and development institute, for a total purchase price of € 3,008. A first installment of € 1,504 was paid in cash during the second quarter. A second installment of 1,504 is payable in cash or shares in the first quarter 2003 when certain CMOS imaging sensors (“ imagers”) have been successfully developed by Sarnoff. In addition, Sarnoff will be paid a contingent consideration which will be determined as a percentage of the revenues received from sales of imagers used for camera applications and as an agreed sum for each imager used for mobile phone applications. Such contingent consideration is limited in absolute terms and has a fixed expiration date as specified in the purchase agreement.

In addition, the Company and Sarnoff entered into a development agreement. According to the agreement, Sarnoff will develop three imager designs for a total of € 1.7 million to be completed during the next two quarters.

Adoption of new accounting pronouncements

In connection with the adoption of SFAS 142, the Company was required to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. The Company determined that an amount of € 383 (net of accumulated amortization) for assembled workforce, previously included in intangible assets, was required to be reclassified into goodwill in order to comply with SFAS 142. The Company was also required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments. The Company determined that amortization period adjustments were not necessary and that none of its intangible assets have indefinite useful lives. Further the Company had to perform a transitional assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. The Company performed these transitional assessments and determined that its ability to recover the carrying value of its recorded goodwill was not impaired as of January 1, 2002.

Subsequent to this transitional assessment, a reduction in the outlook for future customer demand for wireless products and semiconductors was announced by several enterprises within these industries, including the Company’s customers (the Company derives a substantial portion of revenues from a relatively small number of wireless communications manufacturers). Therefore, the Company evaluated goodwill for impairment in the third quarter after a comprehensive forecasting process was completed. The fair value of the Company was determined by estimating the present value of future cash flows, which management believes is a more appropriate measure to determine fair value than the Company’s current market capitalization which is based on the quoted market price of the Company’s ordinary shares. Consequently, the Company concluded that its ability to recover the carrying value of its goodwill is not impaired. If the current negative trends in the industries continue for a prolonged period of time, or if other market conditions change adversely, it is reasonably possible that the Company’s future operating results could be materially and adversely affected by an impairment charge related to the recoverability of the carrying amount of goodwill.

The following table discloses information related to intangible assets subject to amortization:

	At Sep. 30, 2002 (unaudited)	At December 31, 2001
Gross carrying amount	13,185	9,967
Accumulated amortization	(6,041)	(4,649)
Net carrying amount	7,144	5,318

Intangible assets subject to amortization primarily represent licenses, software, customer lists and patents.

During the nine month ended September 30, 2002, additions of € 3,274 were recognized, primarily relating to CMOS imaging patents with an expected average useful life of nine years.

The aggregate amortization expense for the nine months ended September 30, 2002 and 2001 was € 1,431 and € 1,399, respectively.

Amortization expense of the gross carrying amount of other intangible assets at September 30, 2002 is estimated to be € 540 for the remainder of 2002, € 1,740 in 2003, € 1,063 in 2004, € 590 in 2005, and € 481 in 2006.

The following table presents net loss and loss per share for the three and nine months ended September 30, 2001 excluding goodwill and assembled workforce amortization expense:

(In thousands of €, except for loss per share amounts)	Three months ended Sep. 30, 2001 (unaudited)	Nine months ended Sep. 30, 2001 (unaudited)
Net loss	(3,669)	(12,135)
Goodwill and assembled workforce amortization	340	1,021
Adjusted net loss	(3,329)	(11,114)
Basic loss per share
Reported loss per share	(0.08)	(0.28)
Goodwill and assembled workforce amortization	0.01	0.03
Adjusted loss per share	(0.07)	(0.25)

5. Segment Reporting

The Company operates in one segment, the design and development of semiconductor chips. Revenues by product-type consisted of the following:

	Three months ended Sep. 30, 2002 (unaudited)	Three months ended Sep. 30, 2001 (unaudited)	Nine months ended Sep. 30, 2002 (unaudited)	Nine months ended Sep. 30, 2001 (unaudited)
Revenues:
Wireless communication	13,704	15,906	38,739	59,135
Wireline communication	495	179	1,825	2,562
Automotive	1,258	1,179	4,476	4,413
Industrial	2,446	3,398	8,977	10,653
	17,903	20,662	54,017	76,763

Revenues are allocated to countries based on the location of the shipment destination:

	Three months ended Sep. 30, 2002 (unaudited)	Three months ended Sep. 30, 2001 (unaudited)	Nine months ended Sep. 30, 2002 (unaudited)	Nine months ended Sep. 30, 2001 (unaudited)
Revenues:
Germany	8,615	5,746	23,556	16,165
Sweden	10	995	316	13,949
France	2,196	—	6,037	3,582
Other European countries	2,403	2,551	8,344	13,179
China	2,114	8,076	7,014	13,956
Other countries	2,565	3,294	8,750	15,932
	17,903	20,662	54,017	76,763

6. Recovery of Investment

In the fourth quarter of 2001, the Company determined that its ability to recover the full amount of its investments in silicon supplier ESM was impaired. Accordingly the Company wrote off the investments in ESM. In March 2002, ESM was acquired by International Rectifier. As a result, the Company was able to recover a portion (€ 9.9 million) of its total investment in ESM. It is reasonably possible that Dialog may be able to further recover an additional portion of the investment in ESM. However, the Company is unable to estimate what additional amount, if any, may be ultimately recovered. If Dialog is able to further recover an additional portion of its investment in ESM, it will be recognized in the Consolidated Financial Statements in the period the recovery is realized.

7. Additional Information

Directors Holdings

	At September 30, 2002			At December 31,2001
	Shares		Options	Shares		Options
	Number	%		Number	%
Management
Gary Duncan	162,105	0.37	128,650	162,105	0.37	128,650
Peter Hall	162,105	0.37	128,650	162,105	0.37	128,650
Erwin Hopf	—	—	40,000	—	—	—
Yoshihiko Kido	—	—	25,000	—	—	25,000
Martin Kloeble	180,000	0.40	70,000	150,000	0.34	100,000
Roland Pudelko	320,405	0.73	417,450	320,405	0.73	417,450
Martin Sallenhag	—	—	10,000	—	—	10,000
Richard Schmitz	142,105	0.32	128,650	142,105	0.32	128,650
Board of Directors
Timothy Anderson	20,816	0.05	—	20,816	0.05	—
Michael Glover	195,000	0.44	—	195,000	0.44	—
Michael Risman	1,172	0.00	—	1,172	0.00	—
Jan Tufvesson	175,062	0.40	—	165,062	0.37	—

Backlog

In accordance with the Neuer Markt Stock Exchange rules and regulations, companies are required to disclose information regarding their backlog. Purchase order patterns of Dialog’s customers can vary widely and therefore no consistent shipping arrangements have been set up. “ Ship-to-line”agreements with major customers underline Dialog’s responsibility to act on a timely basis to ensure appropriate stock levels and production capabilities. Other customers place purchase orders ranging from four to twelve weeks and provide forecasts for a further period, generally not to exceed twelve months, which are not legally binding. Since any backlog information published would not be based on a consistent pattern of the customers, the Company believes such information not to be meaningful and, accordingly, does not provide such information.